

Long Nguyen · 2nd

Technical Founder at Rayburst

Los Angeles County, California, United States · **Contact info**

123 connections

 Rayburst

 University of Chicago

Experience


Founder
Rayburst
Apr 2009 – Present · 12 yrs 9 mos

Technical Founder


Director of Technology
GB Sciences
Aug 2014 – Nov 2015 · 1 yr 4 mos


CTO
Cyn
Jul 2012 – Jan 2014 · 1 yr 7 mos


CTO
DebateHall
Aug 2011 – Jul 2012 · 1 yr


Founder
Insoshi
Jan 2008 – Mar 2009 · 1 yr 3 mos

Show 2 more experiences ⌄

Education


University of Chicago
PhD, Physics
1995 – 2000


Harvard University
AB, Physics
1992 – 1995